OPTIONSXPRESS HOLDINGS, INC.

January 7, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	William Friar Gregory Dundas
      Re:
      optionsXpress Holdings, Inc.:
      Response to Staff Comments on Amendment No. 1 to Registration
      Statement on Form S-1 (file No. 333-119967, the "Registration
      Statement") Filed December 10, 2004

Gentlemen:

        On behalf of optionsXpress Holdings, Inc. (the "Company") and in response to the letter (the "Comment Letter") dated December 23, 2004 from the staff (the "Staff") of the Securities and Exchange Commission to David S. Kalt, the Company's Chief Executive Officer, enclosed is Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement reflects changes made in response to the Comment Letter as well as other changes.

        The numbered paragraphs below set forth the Staff's comments together with the Company's responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company's responses are references to the page numbers in the Amended Registration Statement.

Summary

1.
We note your response to prior comment 7. However, while the discussion has been slightly condensed from the earlier version, it still tracks very closely the Business discussion beginning on page 38, including even the same bar graphs. Item 503(a) of Regulation S-K states specifically that "the summary should be brief" and "should provide a brief overview of the key aspects of the offering." Release 33-7497 states specifically that a summary section "should not include a lengthy description of the company's business and business strategy." Please revise accordingly.

  The Company has revised the Summary in response to the Staff's comment. Please note that the Company has deleted the bar graphs from the Business section.

2.
We note your response to prior comment 8. However, rather than include a superficial indication of the risks noted in the risk factor section, revise to discuss the most significant shortcomings or risks of implementing your business strategy, in such a way as to balance the strongly positive discussions of your strengths and strategies. As an example only, we note the risks from heavy dependence on option trading.

  The Company has revised its disclosure on page 4 in response to the Staff's comment.

3.
We note your response to prior comment 26. We also note that Figure 2 of the Jupiter Research report indicates that the huge majority of households that invest online do so very occasionally. Please revise your disclosure to clarify this.

  The Company has revised its disclosure on pages 2 and 39 in response to the Staff's comment.

Management's Discussion and Analysis

Sources of Revenue—page 29

4.
We note your revised disclosure on pages 51 and 52 in response to our prior comment 22. Please revise your MD&A to describe the uncertainties regarding the continuation of the revenue stream from customers using your Xecute service who are also subscribers to third-party advisory services. Disclose that you cannot reasonably estimate the relative contribution of these publishers' recommendations. or your Xecute service to your revenue base, but that a substantial decrease in the number of these publishers could adversely affect your business. Refer to Item 303(a)(iii) of Regulation S-K.

  The Company has revised its disclosure on page 28 in response to the Staff's comment.

Critical Accounting Policies—page 36

5.
We note your revised disclosure in response to our prior comments 23 and 24. Please revise to quantify the amount of costs that were expensed as incurred during each period for the development and enhancement of software and technology infrastructure.

  The Company has revised its disclosure on page 37 in response to the Staff's comment.

Consolidated Financial Statements

Note 5. Commitments, Contingencies and Guarantees—page F-11

6.
We note your revised disclosure on page 36 in response to our prior comment 40. Please revise this footnote to describe and quantify the purchase obligations and describe how you account for the obligations. Provide the disclosures as required by SFAS 47.

  The Company has revised its disclosure on pages F-11, F-12 and F-31 in response to the Staff's comment.

Principal and Selling Stockholders, page 63

7.
Please confirm supplementally that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

  The Company advises the Staff that its directors, officers and 5% or greater stockholders are affiliates of brokersXpress LLC, optionsXpress, Inc. and other broker-dealers. Some of the Company's other potential selling stockholders may be broker-dealers or affiliates of broker-dealers. Accordingly, as disclosed on page 80, this offering will be made in compliance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the Amended Registration Statement. Goldman, Sachs & Co. will receive $10,000 from the Company as compensation for such role.

8.
Confirm that Summit Partners and G-Bar Limited Partnership are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise or advise.

  The Company advises the Staff that Summit Partners and G-Bar Limited Partnership are not reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act or registered investment funds under the 1940 Act. Accordingly, the Company has revised its disclosure on page 64 in response to the Staff's comment.

Part II

Item 15. Recent Sales of Unregistered Securities

9.
We note your response to prior comment 43. With the exception of the exercises of employee stock options, please provide a discussion for each relevant transaction including a complete discussion of the factual information that applies specifically to the exemption that you are claiming for the listed transaction.

        The Company has revised its disclosure on page II-2 in response to the Staff's comment.

*        *        *        *

        The Company hopes that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (312) 630-3300 or Gerald T. Nowak of Kirkland & Ellis LLP at (312) 861-2075.

Sincerely,
/s/ DAVID A. FISHER David A. Fisher Chief Financial Officer
cc:
David S. Kalt
Gerald T. Nowak